UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 2)

Under the Securities Exchange Act of 1934

CLINICAL DATA, INC.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

18725U109

(CUSIP Number)

Herschel S. Weinstein Forest Laboratories, Inc. 909 Third Avenue New York, NY 10022 (212) 421-7850

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

Andrew W. Ment

Covington & Burling LLP

The New York Times Building

620 Eighth Avenue

New York, NY 10018

(212) 841-1012

April 4, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 18725U109	SCHEDULE 13D	Page 2 of 8

1	NAMES OF REPORTING PERSONS FOREST LABORATORIES, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,271,500†*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 21,206,110†*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,206,110†*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.9%**
14	TYPE OF REPORTING PERSON (See Instructions) CO

†	See Items 4 and 5
*	Beneficial ownership of the common stock, par value $0.01 per share (“Clinical Data Common Stock”), of Clinical Data, Inc., a Delaware corporation (“Clinical Data”), is being reported hereunder because the Reporting Person may be deemed to have beneficial ownership of such Clinical Data Common Stock by virtue of the Securityholder Tender and Support Agreement described in Item 4 (the “Support Agreement”). Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any Clinical Data Common Stock for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

The shares of Clinical Data Common Stock over which the Reporting Person may be deemed to have shared voting power are comprised of the 11,271,500 outstanding shares of Clinical Data Common Stock that are currently subject to the Support Agreement. Upon the conversion or exercise of any security convertible into or exchangeable for any Clinical Data Common Stock by the parties to the Support Agreement, such shares of Clinical Data Common Stock acquired upon exercise thereof shall be included under the Support Agreement and the Reporting Person may be deemed to have beneficial ownership of such additional shares of Clinical Data Common Stock, if any.

The shares of Clinical Data Common Stock over which the Reporting Person may be deemed to have shared dispositive power are comprised of the (i) 11,271,500 outstanding of Clinical Data Common Stock that are currently subject to the Support Agreement; plus (ii) 3,824,011 shares of Clinical Data Common Stock underlying the Clinical Data Warrants (as defined in Item 4) that are subject to the Support Agreement; and plus (iii) 6,110,599 shares of Clinical Data Common Stock underlying Clinical Data Notes (as defined in Item 4) that are subject to the Support Agreement.

**	The percentages used herein are calculated based on an aggregate total of 40,889,519 shares of Clinical Data Common Stock consisting of (i) 30,954,909 shares of Clinical Data Common Stock issued and outstanding as of February 8, 2011, which number is reported in Clinical Data’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on February 9, 2011; plus (ii) 3,824,011 shares of Clinical Data Common Stock underlying the Clinical Data Warrants that are subject to the Support Agreement; and plus (iii) 6,110,599 shares of Clinical Data Common Stock underlying Clinical Data Notes that are subject to the Support Agreement.

CUSIP No. 18725U109	SCHEDULE 13D	Page 3 of 8

1	NAMES OF REPORTING PERSONS FL HOLDING C.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,271,500†*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 21,206,110†*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,206,110†*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.9%**
14	TYPE OF REPORTING PERSON (See Instructions) PN

†	See Items 4 and 5
*	Beneficial ownership of the Clinical Data Common Stock is being reported hereunder because the Reporting Person may be deemed to have beneficial ownership of such Clinical Data Common Stock by virtue of the Support Agreement. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any Clinical Data Common Stock for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

The shares of Clinical Data Common Stock over which the Reporting Person may be deemed to have shared voting power are comprised of the 11,271,500 outstanding shares of Clinical Data Common Stock that are currently subject to the Support Agreement. Upon the conversion or exercise of any security convertible into or exchangeable for any Clinical Data Common Stock by the parties to the Support Agreement, such shares of Clinical Data Common Stock acquired upon exercise thereof shall be included under the Support Agreement and the Reporting Person may be deemed to have beneficial ownership of such additional shares of Clinical Data Common Stock, if any.

The shares of Clinical Data Common Stock over which the Reporting Person may be deemed to have shared dispositive power are comprised of the (i) 11,271,500 outstanding of Clinical Data Common Stock that are currently subject to the Support Agreement; plus (ii) 3,824,011 shares of Clinical Data Common Stock underlying the Clinical Data Warrants (as defined in Item 4) that are subject to the Support Agreement; and plus (iii) 6,110,599 shares of Clinical Data Common Stock underlying Clinical Data Notes (as defined in Item 4) that are subject to the Support Agreement.

**	The percentages used herein are calculated based on an aggregate total of 40,889,519 shares of Clinical Data Common Stock consisting of (i) 30,954,909 shares of Clinical Data Common Stock issued and outstanding as of February 8, 2011, which number is reported in Clinical Data’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on February 9, 2011; plus (ii) 3,824,011 shares of Clinical Data Common Stock underlying the Clinical Data Warrants that are subject to the Support Agreement; and plus (iii) 6,110,599 shares of Clinical Data Common Stock underlying Clinical Data Notes that are subject to the Support Agreement.

CUSIP No. 18725U109	SCHEDULE 13D	Page 4 of 8

1	NAMES OF REPORTING PERSONS FLI INTERNATIONAL LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,271,500†*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 21,206,110†*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,206,110†*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.9%**
14	TYPE OF REPORTING PERSON (See Instructions) OO

†	See Items 4 and 5
*	Beneficial ownership of the Clinical Data Common Stock is being reported hereunder because the Reporting Person may be deemed to have beneficial ownership of such Clinical Data Common Stock by virtue of the Support Agreement. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any Clinical Data Common Stock for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

The shares of Clinical Data Common Stock over which the Reporting Person may be deemed to have shared voting power are comprised of the 11,271,500 outstanding shares of Clinical Data Common Stock that are currently subject to the Support Agreement. Upon the conversion or exercise of any security convertible into or exchangeable for any Clinical Data Common Stock by the parties to the Support Agreements, such shares of Clinical Data Common Stock acquired upon exercise thereof shall be included under the Support Agreement and the Reporting Person may be deemed to have beneficial ownership of such additional shares of Clinical Data Common Stock, if any.

The shares of Clinical Data Common Stock over which the Reporting Person may be deemed to have shared dispositive power are comprised of the (i) 11,271,500 outstanding of Clinical Data Common Stock that are currently subject to the Support Agreement; plus (ii) 3,824,011 shares of Clinical Data Common Stock underlying the Clinical Data Warrants (as defined in Item 4) that are subject to the Support Agreement; and plus (iii) 6,110,599 shares of Clinical Data Common Stock underlying Clinical Data Notes (as defined in Item 4) that are subject to the Support Agreement.

**	The percentages used herein are calculated based on an aggregate total of 40,889,519 shares of Clinical Data Common Stock consisting of (i) 30,954,909 shares of Clinical Data Common Stock issued and outstanding as of February 8, 2011, which number is reported in Clinical Data’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on February 9, 2011; plus (ii) 3,824,011 shares of Clinical Data Common Stock underlying the Clinical Data Warrants that are subject to the Support Agreement; and plus (iii) 6,110,599 shares of Clinical Data Common Stock underlying Clinical Data Notes that are subject to the Support Agreement.

CUSIP No. 18725U109	SCHEDULE 13D	Page 5 of 8

1	NAMES OF REPORTING PERSONS DOGWOOD HOLDING CORP.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,271,500†*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 21,206,110†*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,206,110†*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.9%**
14	TYPE OF REPORTING PERSON (See Instructions) CO

†	See Items 4 and 5
*	Beneficial ownership of the Clinical Data Common Stock is being reported hereunder because the Reporting Person may be deemed to have beneficial ownership of such Clinical Data Common Stock by virtue of the Support Agreement. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any Clinical Data Common Stock for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

The shares of Clinical Data Common Stock over which the Reporting Person may be deemed to have shared voting power are comprised of the 11,271,500 outstanding shares of Clinical Data Common Stock that are currently subject to the Support Agreement. Upon the conversion or exercise of any security convertible into or exchangeable for any Clinical Data Common Stock by the parties to the Support Agreement, such shares of Clinical Data Common Stock acquired upon exercise thereof shall be included under the Support Agreement and the Reporting Person may be deemed to have beneficial ownership of such additional shares of Clinical Data Common Stock, if any.

The shares of Clinical Data Common Stock over which the Reporting Person may be deemed to have shared dispositive power are comprised of the (i) 11,271,500 outstanding of Clinical Data Common Stock that are currently subject to the Support Agreement; plus (ii) 3,824,011 shares of Clinical Data Common Stock underlying the Clinical Data Warrants (as defined in Item 4) that are subject to the Support Agreement; and plus (iii) 6,110,599 shares of Clinical Data Common Stock underlying Clinical Data Notes (as defined in Item 4) that are subject to the Support Agreement.

**	The percentages used herein are calculated based on an aggregate total of 40,889,519 shares of Clinical Data Common Stock consisting of (i) 30,954,909 shares of Clinical Data Common Stock issued and outstanding as of February 8, 2011, which number is reported in Clinical Data’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on February 9, 2011; plus (ii) 3,824,011 shares of Clinical Data Common Stock underlying the Clinical Data Warrants that are subject to the Support Agreement; and plus (iii) 6,110,599 shares of Clinical Data Common Stock underlying Clinical Data Notes that are subject to the Support Agreement.

CUSIP No. 18725U109	SCHEDULE 13D	Page 6 of 8

1	NAMES OF REPORTING PERSONS MAGNOLIA ACQUISITION CORP.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,271,500†*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 21,206,110†*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,206,110†*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.9%**
14	TYPE OF REPORTING PERSON (See Instructions) CO

†	See Items 4 and 5 of the Schedule 13D filed by Forest Laboratories, Inc. with the U.S. Securities and Exchange Commission (the “SEC”) on March 4, 2011, as amended hereby
*	Beneficial ownership of the Clinical Data Common Stock is being reported hereunder because the Reporting Person may be deemed to have beneficial ownership of such Clinical Data Common Stock by virtue of the Support Agreement. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any Clinical Data Common Stock for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

The shares of Clinical Data Common Stock over which the Reporting Person may be deemed to have shared voting power are comprised of the 11,271,500 outstanding shares of Clinical Data Common Stock that are currently subject to the Support Agreement. Upon the conversion or exercise of any security convertible into or exchangeable for any Clinical Data Common Stock by the parties to the Support Agreement, such shares of Clinical Data Common Stock acquired upon exercise thereof shall be included under the Support Agreement and the Reporting Person may be deemed to have beneficial ownership of such additional shares of Clinical Data Common Stock, if any.

The shares of Clinical Data Common Stock over which the Reporting Person may be deemed to have shared dispositive power are comprised of the (i) 11,271,500 outstanding of Clinical Data Common Stock that are currently subject to the Support Agreement; plus (ii) 3,824,011 shares of Clinical Data Common Stock underlying the Clinical Data Warrants (as defined in Item 4) that are subject to the Support Agreement; and plus (iii) 6,110,599 shares of Clinical Data Common Stock underlying Clinical Data Notes (as defined in Item 4) that are subject to the Support Agreement.

**	The percentages used herein are calculated based on an aggregate total of 40,889,519 shares of Clinical Data Common Stock consisting of (i) 30,954,909 shares of Clinical Data Common Stock issued and outstanding as of February 8, 2011, which number is reported in Clinical Data’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on February 9, 2011; plus (ii) 3,824,011 shares of Clinical Data Common Stock underlying the Clinical Data Warrants that are subject to the Support Agreement; and plus (iii) 6,110,599 shares of Clinical Data Common Stock underlying Clinical Data Notes that are subject to the Support Agreement.

CUSIP No. 18725U109	SCHEDULE 13D	Page 7 of 8

SCHEDULE 13D

Pursuant to Rule 13d-2 of the Securities Exchange Act of 1934, this Amendment No. 2 amends and supplements the Schedule 13D filed with the United States Securities and Exchange Commission (the “SEC”) on March 4, 2011 (“Original 13D”), as amended by Amendment No. 1 to Schedule 13D filed on March 28, 2011 (the “Prior Amendment” and, together with the Original 13D and this Amendment No. 2, the “Schedule 13D”). The Original 13D was filed on behalf of Magnolia Acquisition Corp., a Delaware corporation (the “Purchaser”); FL Holding C.V., a limited partnership organized under the laws of the Netherlands (“Parent”); FLI International LLC, a Delaware limited liability company (“FLI International”); and Forest Laboratories, Inc., a Delaware corporation (“Forest”). In addition, both this Amendment No. 2 and the Prior Amendment were also filed on behalf of Dogwood Holding Corp., a Delaware corporation (“Dogwood”). This Amendment No. 2 relates to the common stock, par value $0.01 per share, of Clinical Data, Inc., a Delaware corporation (“Clinical Data”), and is being filed to report the execution of Amendment No. 1, dated as of April 4, 2011, to that certain Agreement and Plan of Merger by and among Parent, the Purchaser, Forest and Clinical Data, Inc. Capitalized terms used in this Amendment No. 2 but not otherwise defined herein have the meanings set forth in the Original 13D and any amendments thereto.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is amended and supplemented to include the following:

“As described in the Current Report on Form 8-K filed by Forest with the SEC on April 4, 2011, on April 4, 2011, Forest, Parent, the Purchaser and Clinical Data entered into Amendment No. 1, dated April 4, 2011 (“Amendment No. 1”), to the Agreement and Plan of Merger, dated as of February 22, 2011 (the “Merger Agreement”), by and among Parent, the Purchaser, Forest and Clinical Data.

Amendment No. 1 provides that the Offer will be extended until April 11, 2011, but not to any subsequent date unless required by any rule, regulation or position of the SEC or its staff applicable to the Offer. Amendment No. 1 further provides that if the conditions to the Offer are satisfied as of the expiration of the Offer, the Purchaser will promptly accept and pay for the securities tendered. If the conditions to the Offer are not satisfied at that expiration, the Purchaser will allow the Offer to expire and terminate and will direct the depositary to promptly return all tendered securities to the holders. In such case, promptly following the expiration of the Offer it is anticipated that Clinical Data will file its definitive proxy statement and mail such definitive proxy statement to its stockholders in connection with a special meeting of Clinical Data stockholders to be called in accordance with Delaware law and the rules and regulations of the SEC.”

Item 5. Interest in Securities of the Issuer

Subsection (c) of Item 5 of the Schedule 13D is hereby amended and restated to read in its entirety as follows:

“(c) Since the filing of the Prior Amendment on March 28, 2011, there have been no transactions in the shares of Common Stock effected by any of the Forest Group entities, or, to the best of the knowledge of the Forest Group entities, any person or entity identified on Schedule A hereto.”

Item 7. Material to Be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented to include the following at the end thereof:

Exhibit 6.	Amendment No. 1, dated as of April 4, 2011, to the Agreement and Plan of Merger among FL Holding CV, Magnolia Acquisition Corp., Forest Laboratories, Inc. and Clinical Data, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Forest Laboratories, Inc. on April 4, 2011).

CUSIP No. 18725U109	SCHEDULE 13D	Page 8 of 8

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Forest Laboratories, Inc.

By:	/s/ Howard Solomon
Name: Howard Solomon
Title: President, Chairman of the Board and Chief Executive Officer
Date: April 4, 2011

FLI International LLC

By:	/s/ Howard Solomon
Name: Howard Solomon
Title: President
Date: April 4, 2011

FL Holding CV

By:	/s/ Ralph Kleinman
Name: Ralph Kleinman
Title: Manager
Date: April 4, 2011

Dogwood Holding Corp.

By:	/s/ Howard Solomon
Name: Howard Solomon
Title: President
Date: April 4, 2011

Magnolia Acquisition Corp.

By:	/s/ Howard Solomon
Name: Howard Solomon
Title: President
Date: April 4, 2011